FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 26, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company (“Company”) (NYSE:WBD) reports that J.B. Mark Mobius, a member of the Company’s Board of Directors since May 2002, has informed the Company of his intention to resign from the Board of Directors of the Company, citing his increased workload and inability to take an active part in the Company’s development.

The Chairman of the Board of Directors would like to thank Mr. Mobius for his significant contribution to the Company and wishes him well in his business interests.

Under Russian law, Mr. Mobius’ resignation from the Board of Directors can only be approved, and his seat filled, by a decision of our shareholders meeting, which is scheduled to take place in the first half of 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date: January 26, 2004